

March 9, 2012

Via E-mail
Ronald L. Jadin
Chief Financial Officer
W. W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, IL 60045-5201

> **Re: W. W. Grainger, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2011**
> **File No. 1-5684**

Dear Mr. Jadin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6: Selected Financial Data, page 10

1. Please revise to disclose all of your long-term obligations or advise us why you have excluded, for example, long-term accrued employment-related benefits costs. Refer to Instruction 2 to Item 301 of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2. We note your discussion of changes in business inventory levels and projected inventory growth. Please advise us of and revise to address the reasons for your rising inventory levels relative to cost of goods sold.

Ronald L. Jadin
W. W. Grainger, Inc.
March 9, 2012
Page 2

Item 8: Financial Statements and Supplementary Data, page 26

Note 1 – Summary of Significant Accounting Policies, page 44

Goodwill and Other Intangibles, page 46

3. Please revise to disclose your method of amortization for your intangible assets amortized over useful lives of one to 22 years. Further, please advise us of your consideration of using an accelerated method of amortization in reflecting the systematic allocation of the intangible's cost to the periods benefited or explain to us how you determined the straight-line method over estimated useful lives was appropriate. Refer to FASB ASC 350-30-35-6.

Note 3 – Goodwill and Other Intangible Assets, page 49

4. Please clarify and reconcile for us your addition to goodwill from acquisitions of $135 million given a significantly higher goodwill amount of approximately $257 million was incurred resulting from the Fabory acquisition.

Note 13 – Capital Stock, page 63

5. We note the significant amount of treasury shares accumulated as of December 31, 2011. Please disclose your accounting treatment for the allocation of the amounts paid for treasury shares. In addition, please disclose whether the stock has been acquired for retirement, purposes other than retirement or the ultimate disposition has not yet been determined. See FASB ASC 505-30.

Note 16 – Earning Per Share, page 67

6. Please tell us and identify in the footnote the nature of the participating securities in your two class EPS numerator and denominator reconciliations. Refer to FASB ASC 260-10-55 and 505-10-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna R. Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gregory S. Irving